
02005573

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III


SEC MAIL PROCESSING
RECEIVED
FEB 25 2002
WASH. D.C. SECTION
354

| SEC FILE NUMBER |
|---|
| 8 - 47032 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

ACF INTERNATIONAL, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

260 FRANKLIN STREET, 15TH FLOOR, SUITE 1520
(No. And Street)

| BOSTON, | MA | 02110 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ana B. Colmenero — (617) 737-1555 (Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

| 60 EAST 42ND STREET | NEW YORK | NY | 10165 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

PROCESSED
FEB 27 2002
THOMSON FINANCIAL

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

## OATH OR AFFIRMATION

I, Ana B. Colmenero, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ACF INTERNATIONAL, INC..., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



ANA COLMENERO
Signature

President/CEO
Title

Notary Public
My commission expires 10/29/2002

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

# ACF INTERNATIONAL, INC.

# STATEMENT OF FINANCIAL CONDITION

# DECEMBER 31, 2001

Greenbridge Partners LLC
December 31, 2001 and 2000

## OATH OR AFFIRMATION

I, Michael Yagemann, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Greenbridge Partners LLC, as of December 31, 2001 and 2000, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____________________

____________________

____________________

Signature

Managing Member
Title

Notary

DEBORAH S. WEIGLE
*NOTARY PUBLIC*
MY COMMISSION EXPIRES SEP. 30, 2006

Greenbridge Partners LLC
Table of Contents

Certified Public Accountants
90 Columbus Avenue, Valhalla, New York 10595
T 914.683 5553 F 914.683 5554

BOSCO | JOHNN & COMPANY

## INDEPENDENT AUDITORS' REPORT

To the Members of
Greenbridge Partners LLC:

We have audited the accompanying statements of financial condition of Greenbridge Partners LLC as of December 31, 2001 and 2000 and the related statements of income and members' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Greenbridge Partners LLC as of December 31, 2001 and 2000 and the results of its operations and its cash flows for the periods then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

January 23, 2002

Bosco, Johnn & Company

Greenbridge Partners LLC
Statements of Financial Condition
December 31, 2001 and 2000

| Assets | 2001 | 2000 |
|---|---|---|
| Cash and cash equivalents | $ 145,487 | $ 3,042,513 |
| Accounts receivable | 26,257 | 238,812 |
| Prepaid expenses and other | 109,899 | 100,595 |
| Property and equipment, net of accumulated depreciation of $116,973 in 2001 and $51,489 in 2000 | 811,114 | 276,104 |
| Deferred costs, net of accumulated amortization of $4,000 in 2001 and $42 in 2000 | - | 3,958 |
| Investment | 3,300 | 3,300 |
| Deposits | - | 41,330 |
| Restricted cash | 631,650 | 842,200 |
| Total Assets | $ 1,727,707 | $ 4,548,812 |
| **Liabilities and Members' Equity** | | |
| Liabilities: | | |
| Accrued expenses and taxes | $ 22,750 | $ 37,969 |
| Due to affiliate | 19,673 | - |
| Total current liabilities | 42,423 | 37,969 |
| Members' equity | 1,685,284 | 4,510,843 |
| Total Liabilities and Members' Equity | $ 1,727,707 | $ 4,548,812 |

The accompanying notes are an integral part of these financial statements.

Greenbridge Partners LLC
Statements of Income and Members' Equity
For the Years Ended December 31, 2001 and 2000

| | 2001 | 2000 |
|---|---|---|
| Revenue: | | |
| Fees | $ 4,317,188 | $ 11,140,771 |
| Interest and money market dividends | 51,044 | 74,773 |
| Total revenue | 4,368,232 | 11,215,544 |
| Interest expense | - | - |
| Net revenue | 4,368,232 | 11,215,544 |
| Non-interest expenses: | | |
| Outside administrative services | 2,802,422 | 4,597,843 |
| Rent | 355,719 | 189,574 |
| Insurance | 65,649 | 5,114 |
| Recruiting | 2,390 | 79,600 |
| Professional fees and consultants | 54,214 | 63,748 |
| Office expenses | 99,716 | 88,367 |
| Dues and fees | 64,357 | 89,149 |
| Other | 299,324 | 336,250 |
| Total non-interest expenses | 3,743,791 | 5,449,645 |
| Net income | 624,441 | 5,765,899 |
| Members' equity - beginning of year | 4,510,843 | 744,944 |
| | 5,135,284 | 6,510,843 |
| Members' distributions | (3,450,000) | (2,000,000) |
| Members' equity - end of year | $ 1,685,284 | $ 4,510,843 |

The accompanying notes are an integral part of these financial statements.

CONFIDENTIAL

Greenbridge Partners LLC
Statements of Cash Flows
For the Years Ended December 31, 2001 and 2000

| | 2001 | 2000 |
|---|---|---|
| Cash flows provided from operating activities: | | |
| Net income | $ 624,441 | $ 5,765,899 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation and amortization | 100,819 | 47,914 |
| Loss on sales of property and equipment | 34,631 | - |
| Changes in operating assets and liabilities: | | |
| (Increase) decrease in accounts receivable | 212,555 | (208,933) |
| Increase in prepaid expenses and other | (9,304) | (100,595) |
| (Increase) decrease in deposits | 41,330 | (41,330) |
| Increase (decrease) in accrued expenses and taxes | (15,219) | 21,734 |
| Total adjustments | 364,812 | (281,210) |
| Net cash provided by operating activities | 989,253 | 5,484,689 |
| Cash flows from investing activities: | | |
| Increase in investment | - | (3,300) |
| Acquisition of property and equipment | (676,152) | (145,679) |
| Proceeds from sales of property and equipment | 9,650 | - |
| Net cash flows from investing activities | (666,502) | (148,979) |
| Cash flows from financing activities: | | |
| Members' distributions | (3,450,000) | (2,000,000) |
| (Increase) decrease in restricted cash | 210,550 | (842,200) |
| Payment of deferred costs | - | (4,000) |
| Increase in due to affiliate | 19,673 | - |
| Net cash flows from financing activities | (3,219,777) | (2,846,200) |
| Net increase (decrease) in cash | $ (2,897,026) | $ 2,489,510 |

The accompanying notes are an integral part of these financial statements.

**CONFIDENTIAL**

Greenbridge Partners LLC
Statements of Cash Flows (continued)
For the Years Ended December 31, 2001 and 2000

| | 2001 | 2000 |
|---|---|---|
| Net increase (decrease) in cash | $ (2,897,026) | $ 2,489,510 |
| Cash - beginning of year | 3,042,513 | 553,003 |
| Cash - end of year | $ 145,487 | $ 3,042,513 |
| Supplemental disclosures of cash flows information: | | |
| Interest paid during the period | $ -0- | $ -0- |
| Income taxes paid during the period | $ -0- | $ -0- |

The accompanying notes are an integral part of these financial statements.

CONFIDENTIAL

Note 1 - Summary of Significant Accounting Policies

Organization -

Greenbridge Partners LLC, "the Company", is a broker-dealer firm registered with the National Association of Securities Dealers. The Company provides merger and acquisition, and strategic advisory services to a number of clients primarily in the Internet, Media and Telecommunications sectors. The Company's headquarters are located in Greenwich, Connecticut.

Use of Estimates in the Preparation of Financial Statements -

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that management uses.

Revenue Recognition -

The Company uses the accrual basis of accounting. Accordingly, all revenues are recorded when earned, and expenses are recognized when incurred.

Net Capital Requirements -

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001 the Company had net capital of $93,729, which was $88,729 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.4526 to 1. At December 31, 2000, the Company had net capital of $2,792,730, which was $2,787,730 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.0136 to 1.

Fair Value of Financial Instruments -

Financial Accounting Standards Board Statement No. 107, "Disclosures about Fair Value of Financial Instruments" require that all entities disclose the fair value of financial instruments, as defined, for both assets and liabilities recognized and not recognized in the statement of financial condition. The Company's financial instruments, as defined are carried at approximate fair value.

## Note 1 - Summary of Significant Accounting Policies (continued)

Cash Equivalents -

Cash equivalents consist of municipal money market funds.

Accounts Receivable -

The Company writes off all accounts considered to be uncollectible. Accordingly, no allowance for doubtful accounts has been recorded.

Property and Equipment -

Property and equipment are stated at cost. Depreciation is calculated using the straight-line method of cost recovery for financial reporting purposes based upon the following estimated useful lives:

| | Years |
|---|---|
| Leasehold improvements | 10-39 |
| Computer equipment | 5 |
| Furniture, fixtures and equipment | 7 |
| Telephone equipment | 5 |

Expenditures for maintenance and repairs are charged to expense, and renewals and betterments are capitalized. Upon sale or retirement, the cost of the asset and the related accumulated depreciation are removed from the accounts, and the resulting gain or loss is included in the results of operations.

Deferred Costs -

Deferred costs consist of letter of credit fees. The costs are being amortized using the straight-line method over the life of the letters of credit.

Investment -

The investment is stated at cost, which approximates fair value. The investment represents warrants to purchase common stock of The Nasdaq Stock Market, Inc.

Greenbridge Partners LLC
Notes to Financial Statements (continued)
December 31, 2001 and 2000

Note 1 - Summary of Significant Accounting Policies (continued)

Restricted Cash -

Restricted cash represents collateral for two letters of credit held as security for the lessors of Greenbridge Partners LLC headquarters in Greenwich, CT.

Income Taxes -

Greenbridge Partners LLC reports earnings as a partnership. Net income or loss passes through to members' income tax returns. Accordingly, no provision for income taxes has been included in these financial statements.

Reclassifications -

Certain items have been reclassified in order to conform to the current year's presentation.

Note 2 - Property and Equipment

Major classifications of property and equipment as of December 31, 2001 and 2000 are as follows:

| | 2001 | 2000 |
|---|---|---|
| Leasehold improvements | $ 284,656 | $ 13,131 |
| Computer equipment | 117,178 | 128,847 |
| Furniture, fixtures, and equipment | 526,253 | 185,615 |
| | 928,087 | 327,593 |
| Less accumulated depreciation | 116,973 | 51,489 |
| | $ 811,114 | $ 276,104 |

Note 3 - Due to Affiliate

The amount due to affiliate at December 31, 2001 is unsecured and non-interest bearing.

Note 4 - Profit Sharing

The Company participates in a 401 (k) plan covering substantially all of its leased employees. Annual matching contributions are at the discretion of management. There were no matching contributions made for the periods ended December 31, 2001 and 2000.

Note 5 - Related Party Transactions

The Company and an entity with common ownership share the same facilities. Intercompany allocations of selling, general and administrative expenses are made based upon relative square foot usage, or other objective rationale deemed reasonable by the entities.

Note 6 - Commitments

The Company leases its entire staff under an agreement with a third party employer.

The Company has entered into separate, non-cancelable, lease agreements with the building owner and a sub-landlord. The leases call for payments of fixed rents and additional rents to cover taxes, expenses and fees. Future minimum lease payments are as follows for the years ending December 31,:

| | |
|---|---|
| 2002 | $ 567,047 |
| 2003 | 567,047 |
| 2004 | 578,266 |
| 2005 | 597,532 |
| 2006 | 599,079 |
| Thereafter | 2,276,261 |
| | $ 5,185,232 |

Greenbridge Partners LLC
Computation of Net Capital for Brokers and Dealers
Pursuant to Rule 15c3-1
December 31, 2001 and 2000

| | 2001 | 2000 |
|---|---|---|
| Members' equity | $ 1,685,284 | $ 4,510,843 |
| Deductions and/or charges<br>Non-allowable assets: | | |
| Restricted cash | 631,650 | 842,200 |
| Fixed assets, net of accumulated depreciation | 811,114 | 276,104 |
| Accounts receivable | 26,257 | 238,812 |
| Prepaid expenses and other | 109,682 | 100,595 |
| Non-allowable investments | 3,300 | 3,300 |
| Petty cash | 217 | 602 |
| Deferred costs, net of accumulated amortization | - | 3,958 |
| Deposits | - | 41,330 |
| Total non-allowable assets | 1,582220 | 1,506,901 |
| Net capital before securities haircuts | 103,064 | 3,003,942 |
| Securities haircuts | 9,335 | 211,212 |
| Net capital | $ 93,729 | $ 2,792,730 |
| Aggregate indebtedness: | | |
| Accrued expenses and taxes | $ 42,423 | $ 37,969 |
| Minimum capital required (the greater of 6 2/3% of aggregate indebtedness or $5,000) | $ 5,000 | $ 5,000 |
| Capital in excess of minimum requirements | $ 88,729 | $ 2,787,730 |
| Ratio of aggregate indebtedness to net capital | 0.4526 to 1 | 0.0136 to 1 |

Note: No material differences exist between the above computation and the computation included in the company's corresponding audited Form X-17A-5 Part 11(A) filing.

The accompanying notes are an integral part of these financial statements.

Greenbridge Partners LLC
Computation for Determination of the Reserve Requirements
for Brokers and Dealers
Pursuant to Rule 15c3-3
December 31, 2001 and 2000

Greenbridge Partners LLC is exempt from the provisions of Rule 15c3-3 under Section (k)(2)(i) of the Securities Exchange Act of 1934 since its operations fall within such exemptive provision.

The accompanying notes are an integral part of these financial statements.

Greenbridge Partners LLC
Supplemental Report on Internal Control Structure
December 31, 2001 and 2000

To the Members of Greenbridge Partners LLC:

In planning and performing our audits of financial statements and supplemental schedules of Greenbridge Partners LLC, for the years ended December 31, 2001 and 2000, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use of disposition and that actions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and may not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 30, 2001 and 2000, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Bosco, Johnn & Company, CPA, P.C.
Valhalla, NY
January 23, 2002